                                                FILED PURSUANT TO RULE 424(b)(3)
                                                REGISTRATION NO. 333-18911

PROSPECTUS

                    NEW ENGLAND INVESTMENT COMPANIES, L.P.

                         LIMITED PARTNERSHIP INTEREST

                                3,188,244 UNITS

                               ----------------

  All of the Units of Limited Partnership Interest ("LP Units") of New England Investment Companies, L.P. ("NEIC" or the "Partnership") offered hereby are being sold by the holders of LP Units described herein under "Selling Unitholders" (the "Selling Unitholders"). The Partnership's LP Units are traded on the New York Stock Exchange (the "NYSE") under the symbol "NEW." On March 2, 1998, the last reported sale price of the LP Units on the NYSE was $35 per LP Unit.

  The Partnership will not receive any of the proceeds from the sale of the LP Units. Any or all of such LP Units covered by this Prospectus may be sold, from time to time, by means of ordinary brokerage transactions or otherwise. See "Plan of Distribution."

  FOR INFORMATION CONCERNING CERTAIN CONSIDERATIONS RELATING TO THIS OFFERING, SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                               ----------------

THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES  COMMISSION
  PASSED   UPON  THE   ACCURACY  OR   ADEQUACY  OF   THIS  PROSPECTUS.   ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

  The Selling Unitholders named herein or in any supplement or amendment hereto, or their pledgees, donees, transferees or other successors in interest, directly, through agents to be designated from time to time, or through dealers or underwriters also to be designated, may sell the LP Units from time to time in one or more transactions on the New York Stock Exchange or in the over-the-counter market and in negotiated transactions, on terms to be determined at the time of sale. To the extent required, the specific LP Units to be sold, the names of the Selling Unitholders, the respective purchase prices and public offering prices, the names of any such agent or dealer, and any applicable commissions or discounts with respect to a particular offer will be set forth in any accompanying Prospectus Supplement or, if appropriate, a post-effective amendment to the Registration Statement of which this Prospectus is a part. See "Plan of Distribution." By agreement, the Partnership will pay all the expenses of the registration of the LP Units by the Selling Unitholders other than underwriting discounts and commissions and transfer taxes, if any. Such expenses to be borne by the Partnership are estimated at $34,021.

  The Selling Unitholders and any broker-dealers, agents or dealers that participate with the Selling Unitholders in the distribution of the LP Units may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and any profit on the resale of the LP Units purchased by them may be deemed underwriting commissions or discounts under the Securities Act.

                               ----------------

                 THE DATE OF THIS PROSPECTUS IS MARCH 3, 1998.

                             AVAILABLE INFORMATION

  NEIC is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the SEC (the "SEC"). Such reports, proxy statements and other information filed may be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at its regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, on payment of prescribed charges. NEIC also makes filings of reports, proxy statements and other information pursuant to the Exchange Act with the SEC electronically, and such materials may be inspected and copied at the SEC's Web site (http://www.sec.gov). Such reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  NEIC has filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the LP Units offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC, and the exhibits relating thereto, which have been filed with the SEC. Copies of the Registration Statement and the exhibits are on file at the offices of the SEC and may be obtained upon payment of the fees prescribed by the SEC, or examined without charge at the public reference facilities of the SEC described above.

  No person is authorized in connection with the offering made hereby to give any information or to make any representation not contained or incorporated by reference in this Prospectus, and any information or representation not contained or incorporated herein must not be relied upon as having been authorized by NEIC. This Prospectus relates solely to the LP Units offered hereby and it may not be used or relied on in connection with any other offer or sale of securities of NEIC. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this Prospectus at any time nor any sale made hereunder shall under any circumstance imply that the information herein is correct as of any date subsequent to the date hereof.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

  The following documents previously filed by NEIC with the SEC are incorporated herein by reference and made a part hereof:

    1. NEIC's Annual Report on Form 10-K for the year ended December 31,
  1997.

    2. The description of the LP Units contained in NEIC's Amendment on Form 8-A/A dated December 29, 1997 to its Registration Statement on Form 8-A, including any amendment or report filed for the purpose of updating such description.

  All documents subsequently filed by NEIC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering shall be deemed incorporated herein by reference from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  NEIC will provide without charge to each person to whom this Prospectus is delivered upon the written or oral request of such person a copy of any or all of the documents that have been incorporated by reference in this Prospectus, other than exhibits to such documents. Such documents may be obtained by writing to New England Investment Companies, L.P., 399 Boylston Street, Boston, Massachusetts 02116, Attention: Edward N. Wadsworth, Corporate Secretary, or by calling (617) 578-3500.

                                THE PARTNERSHIP

  NEIC is a publicly-traded limited partnership. Its primary business is acting as the advising general partner of NEIC Operating Partnership, L.P. (the "Operating Partnership"). NEIC's main asset consists of units representing a general partner interest in the Operating Partnership ("Operating Partnership GP Units"). The Operating Partnership is a major investment manager that offers a broad array of investment management products and styles across a wide range of asset categories to institutions and individuals.

  New England Investment Companies, Inc. ("NEIC, Inc."), the general partner of NEIC, is also the managing general partner of the Operating Partnership. As of December 31, 1997, Metropolitan Life Insurance Company ("MetLife") beneficially owned (through NEIC, Inc.) all of the Partnership's 110,000 units of general partner interest ("GP units"), 207,900 (3.4%) of the LP Units and 20,716,000 (46.6%) of the Operating Partnership's units of partner interest ("Operating Partnership units"). In the aggregate, MetLife owned general partner and limited partner interests in NEIC and the Operating Partnership representing 47.3% of the economic interests in the business of the Operating Partnership.

  The business of the Operating Partnership is conducted through eleven investment management firms (the "Investment Management Firms") and four principal distribution and consulting firms (the "Distribution and Consulting Firms" and, together with the Investment Management Firms, the "Firms"), all but one of which are wholly owned by the Operating Partnership. The Operating Partnership's assets under management include equity and domestic and international fixed income securities, money market funds and real estate.

  The Operating Partnership's strategy is to capitalize on growth opportunities for investment management services in the institutional, mutual fund and private client markets. The Operating Partnership offers its clients investment management services through a decentralized organization that enables its Firms to implement their own distinct investment specialties and philosophies. The Operating Partnership believes this approach fosters an entrepreneurial environment that encourages the development of new, innovative investment management products and services, while maintaining access to the significant resources of the larger organization. The Operating Partnership supports the Firms' existing businesses and new initiatives that demonstrate substantial potential for growth in assets under management by allocating capital and other resources to those businesses and initiatives. In addition, the Operating Partnership and the Firms identify opportunities for joint marketing efforts, enhanced distribution of investment products (such as mutual funds) and operational efficiencies across the organization.

                                 RISK FACTORS

  Prospective investors should carefully consider the following factors, together with the other information contained in this Prospectus and incorporated by reference, prior to purchasing the LP Units offered hereby.

TAXATION OF NEIC

  NEIC is subject to an annual tax equal to 3.5% of its gross income from the active conduct by it or its lower-tier partnerships of a trade or business (the "Gross Income Tax"). The Gross Income Tax reduces the operating cash flow of NEIC available for distribution to NEIC's unitholders.

  In addition, the rate at which the Gross Income Tax is imposed (currently 3.5%) may be increased in the future, and the states in which NEIC's business is conducted may impose an entity-level tax on NEIC.

CONTROL BY METLIFE

  NEIC is controlled by NEIC, Inc., its general partner, which is wholly owned by an affiliate of the Metropolitan Life Insurance Company. NEIC, Inc. is also the managing general partner of the Operating Partnership. In addition to its indirect ownership of GP Units and Operating Partnership GP Units, as of December 31, 1997, MetLife beneficially owned approximately 5% of the outstanding LP Units and 47% of the outstanding units representing a limited partner interest in the Operating Partnership ("Operating Partnership LP Units"), including those owned indirectly through ownership of LP Units. MetLife has the right to elect all of the directors of NEIC, Inc., subject to its obligation to elect one designee of Reich & Tang, Inc. ("RTI"). Currently, three persons who are officers and/or directors of MetLife serve on NEIC, Inc.'s nine member board. Holders of LP Units have no rights to participate in the election of such directors and otherwise have only limited voting rights with respect to NEIC and Operating Partnership matters. In cases where holders of LP Units do vote, the Second Amended and Restated Agreement of Limited Partnership of NEIC (the "NEIC Partnership Agreement") prevents any person or group (as defined therein), other than MetLife and certain other persons (including persons approved by NEIC, Inc.), from voting more than 20% of the units representing a partner interest in NEIC ("NEIC Units") entitled to vote on the matter. See "Regulation" under this heading.

  The Operating Partnership and the Firms are parties to certain transactions with MetLife, including management of certain MetLife general account assets by various Firms, provision of leased space and certain limited administrative services by MetLife to the Operating Partnership and certain Firms, and distribution of mutual fund shares by agents of MetLife and New England Life Insurance Company, a MetLife subsidiary. NEIC believes that all such arrangements reflect market terms and prices.

POSSIBLE FUTURE RESTRUCTURING OF NEIC AND THE OPERATING PARTNERSHIP

  The NEIC Partnership Agreement and the Amended and Restated Agreement of Limited Partnership of the Operating Partnership (the "Operating Partnership Agreement") confer on NEIC, Inc. broad authority to effect a restructuring of NEIC and/or the Operating Partnership in connection with, or in anticipation of, a change in tax status, subject to a standard of good faith on the part of NEIC, Inc.

  In determining the form of any restructuring of NEIC and/or the Operating Partnership, NEIC, Inc. is obligated to seek to accomplish certain prioritized objectives of MetLife, RTI and other non-Public Partners (as defined in the NEIC Partnership Agreement) with respect to special considerations, including avoidance of special and potentially significantly adverse tax treatment and continued participation in a flow-through entity for this purpose. No assurances can be given regarding the timing or form of any restructuring, which may be affected by changes in the tax laws as well as other factors beyond the control of NEIC, the Operating Partnership or NEIC, Inc. NEIC, Inc. expects that any restructuring would provide holders of publicly traded LP Units with the ongoing benefit of public market liquidity for their interests in the Operating Partnership's business. While the NEIC Partnership Agreement provides that NEIC, Inc. may impose restrictions on transfer as part of a restructuring (which may have the effect of preserving NEIC's tax status as a partnership), NEIC, Inc. has no reason to believe that trading restrictions will be necessary to accomplish the restructuring objectives outlined in the NEIC Partnership Agreement, absent legal or other developments.

  The NEIC Partnership Agreement and the Operating Partnership Agreement relieve NEIC, Inc. of all duties and liabilities to NEIC, the Operating Partnership and unitholders thereof for actions taken in good faith by NEIC, Inc. in connection with a restructuring. NEIC, Inc., MetLife and RTI may each be deemed to have conflicts of interest with respect to possible future restructurings insofar as they may be treated differently than the holders of publicly traded LP Units, as noted above.

RELIANCE ON KEY PERSONNEL

  The ability of the Firms to attract and retain clients is dependent to a large extent on their ability to attract and retain key employees, including skilled portfolio managers. Certain of these employees are responsible for significant client relationships. Many key employees are not under non-competition or other restrictions as to their departure and may be able to attract clients away upon their departure. Loss of key personnel could have a material adverse effect on the Operating Partnership's, and consequently NEIC's, results of operations.

COMPETITION

  The investment management business is highly competitive. The Operating Partnership and the Firms compete with a large number of investment management firms, commercial banks, insurance companies and others, many of which are larger and have access to greater resources. NEIC believes that the most important factors affecting competition for clients are: the abilities, performance records and reputations of investment managers; the ability to hire and retain key investment managers; the effectiveness of marketing programs; the development of new investment strategies and information technologies; and competitiveness in fees and investor service. The Operating Partnership's ability to increase assets under management and to retain such assets could be adversely affected if client accounts underperform the market or the Operating Partnership's competitors and if key investment managers leave the Investment Management Firms. The Operating Partnership's competitive position also is dependent, in part, on the relative attractiveness of the types of investment products offered and investment philosophies, strategies and methods of the various Investment Management Firms under prevailing market conditions.

FACTORS AND CONDITIONS AFFECTING FEE REVENUES

  Investment management agreements between investment management firms and their clients typically provide for fees based on a percentage of the assets under management, determined at least quarterly and valued at current market levels. The percentage of the fee applicable to a particular classification of assets under management is a function of several factors, though generally investments which have a higher degree of risk and uncertainty command a higher percentage fee. Therefore, significant fluctuations in the value and type of assets under management can have a material effect on the Operating Partnership's and the Partnership's consolidated revenues and profitability. Such asset valuations and client investment patterns may be affected by overall economic conditions and other factors influencing the capital markets generally.

  With relatively minor exceptions, virtually all of the Operating Partnership's revenues are derived from investment management agreements with clients that are terminable at any time or upon 30 to 60 days' notice, as is the case generally in the investment management industry. Any termination of agreements representing a significant portion of assets under management could have an adverse impact on the Operating Partnership's, and consequently the Partnership's, results of operations.

CERTAIN INVESTMENT MANAGEMENT RISK CONSIDERATIONS

  Investment management firms are from time to time subject to claims for client losses or other amounts arising out of investment performance or other service that does not meet clients' expectations, particularly with respect to use of more innovative investment strategies.

  In addition, as a real estate investment manager, one of the Investment Management Firms, AEW Capital Management, L.P., is subject to a number of special considerations. Real estate investment portfolios are, by their terms, generally liquidated over an investment period, creating a continual need to attract new assets in order to achieve asset growth. In addition, real estate investment managers may be subject to certain potential risks as a result of the structures used for client investment that are not characteristic of the risks for other investment managers, such as the possibility that such managers might be responsible for tort and environmental claims and, in a limited number of cases, for property debt.

ACQUISITION STRATEGY

  As part of its growth strategy, NEIC has selectively pursued the acquisition of investment management firms, which, following acquisition, are expected to continue to manage their businesses independently on a day-to-day basis. The Operating Partnership currently intends to continue this investment strategy. Consideration for such acquisitions include cash (including cash from borrowings), possibly LP Units, Operating Partnership LP Units and future contingent payments. Other employment incentives are frequently provided for. The Operating Partnership will typically seek to obtain employment and non-competition agreements from key managers. There can be no assurance that suitable acquisition candidates can be located or that appropriate agreements with them can be reached or completed, or that any acquired business will perform as expected following acquisition.

REGULATION

  The business of the Operating Partnership and the Firms is subject to regulation by the SEC and other federal, state and foreign regulatory bodies. The applicable laws and regulations are primarily intended to benefit investment management clients and investment company shareholders and generally grant supervisory agencies broad administrative powers, including the power to limit or restrict business activities for failure to comply with such laws and regulations.

  Under applicable federal securities laws, investment management agreements held by the Operating Partnership and most of the Investment Management Firms either may not be assigned without the client's consent or terminate automatically upon assignment. For these purposes, "assignment" includes direct assignments as well as assignments which may be deemed to occur, under certain circumstances, upon the transfer, directly or indirectly, of control of the Operating Partnership. The Operating Partnership Agreement contains provisions designed to reduce the likelihood of transactions resulting in an assignment of such investment management agreements through a deemed change in control of the Operating Partnership.

LP UNITS AVAILABLE FOR FUTURE SALE

  As of December 31, 1997, there were 6,164,980 LP Units outstanding, approximately 82% of which are freely tradable without registration under the Securities Act. In addition, as of such date, there were approximately 38 million Operating Partnership LP Units outstanding which may be exchanged for LP Units pursuant to, and subject to the limitations of, NEIC's continuing offer to exchange LP Units for Operating Partnership LP Units. LP Units received in exchange for Operating Partnership LP Units by persons who are not affiliates of NEIC will be freely tradable without registration under the Securities Act. However, LP Units received in exchange for Operating Partnership LP Units by persons who are affiliates of NEIC are subject to restrictions under the Securities Act, and may not be sold or otherwise transferred unless such LP Units are subsequently registered under the Securities Act or an exemption therefrom is available, including compliance by such holder with Rule 144 under the Securities Act. Approximately 28 million Operating Partnership LP Units are owned by affiliates of NEIC. Certain NEIC affiliates have rights to register their LP Units, or any LP Units received in exchange for their Operating Partnership LP Units, for public resale and may otherwise seek to resell some or all of their LP Units in the future. Sales of large numbers of LP Units to the public within a limited time period could adversely affect the market price of the LP Units. Resales of LP Units may, under certain circumstances, result in a change in control of NEIC and an assignment of investment management agreements under applicable securities laws.

                                USE OF PROCEEDS

  The Partnership will not receive any of the proceeds of the LP Units offered hereunder by the Selling Unitholders.

                              SELLING UNITHOLDERS

  The Selling Unitholders are various Unitholders holding registration rights and their permitted charitable donees, pledgees, transferees or other successors in interest, and include those Unitholders listed below and additional Unitholders who will be individually identified along with Unitholders' affiliations and holdings of LP Units (if greater than 1% of all outstanding LP Units) by a supplement hereto. Such registration rights were granted pursuant to various agreements with the Partnership, including an agreement with New England Mutual Life Insurance Company and RTI made as of September 15, 1993 and other registration rights agreements entered into by the Partnership in connection with the issuance of LP Units in acquisitions of investment management businesses (the "Registration Rights Agreements").

  The LP Units offered by the Selling Unitholders hereby constitute "restricted securities" under the Securities Act. Pursuant to the Registration Rights Agreements, the Selling Unitholders and the Partnership have agreed that all expenses incident to a registration demanded thereunder will be borne by the Partnership. The Registration Rights Agreements provide that the Partnership need not effect more than one registration statement on Form S-3 in a six-month period.

  The following table sets forth certain information known to the Partnership with respect to beneficial ownership of LP Units as of December 31, 1997, by the current Selling Unitholder and as adjusted to reflect the proposed sale of LP Units being offered by the Selling Unitholder hereby.

                                                                       UNITS BENEFICIALLY
                                                                      OWNED AFTER OFFERING
                             UNITS BENEFICIALLY       UNITS TO BE    ----------------------
SELLING UNITHOLDER       OWNED PRIOR TO OFFERING(1) SOLD IN OFFERING NUMBER (1) PERCENT (2)
------------------       -------------------------- ---------------- ---------- -----------
Snyder Holdings, Inc.
 (3)....................          731,906               250,000       481,906      7.8%

--------
(1) Except as indicated in the other footnotes to this table, based on information provided by such persons and subject to applicable community property laws, the persons and entities named in the table above have sole voting and investment power with respect to all of the LP Units shown as beneficially owned by them.
(2) Percentage of ownership is based on 6,164,980 LP Units outstanding on December 31, 1997, and does not include 110,000 GP Units owned by the Partnership's general partner, which represent all GP Units outstanding.
(3) The listed entity (formerly Snyder Capital Management, Inc.) contributed its business assets to the Partnership in July 1997. Certain persons who are shareholders, directors and officers of Snyder Holdings, Inc. are currently employed by a subsidiary of the Operating Partnership now operating the acquired business (Snyder Capital Management, L.P.) as officers. In addition, three of such persons are members of the Board of Directors of such subsidiary's general partner, which is a wholly owned indirect subsidiary of the Operating Partnership.

                             PLAN OF DISTRIBUTION

  The Partnership will not receive any of the proceeds from the sale by the Selling Unitholders of the LP Units offered hereby. Any or all of LP Units may be sold from time to time (i) to or through brokers or dealers, (ii) directly to one or more other purchasers, (iii) through agents on a best-efforts basis, or (iv) through a combination of any such methods of sale.

  The LP Units offered hereby may be sold from time to time by the Selling Unitholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on one or more exchanges or in the over-the-counter market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The LP Units may be sold by one or more of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the LP Units as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this Prospectus; (c) an exchange distribution in accordance with the rules of such exchange; and (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the Selling Unitholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from Selling Unitholders in amounts to be negotiated prior to the sale. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

  The Selling Unitholders and any such brokers, dealers or agents that participate in the distribution of the LP Units may be deemed to be underwriters within the meaning of the Securities Act, and any profit on the sale of the LP Units by them and any discounts, commissions or concessions received by them may be deemed to be underwriting discounts and commissions under the Securities Act. The LP Units may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the Selling Unitholders or by an agreement between the Selling Unitholders and dealers or agents. Brokers or dealers acting in connection with the sale of LP Units contemplated by this Prospectus may receive fees or commissions in connection therewith.

  At the time a particular offer of LP Units is made, to the extent required, a supplement to this Prospectus will be distributed which will identify and set forth the aggregate number of LP Units being offered and the terms of the offering, including the name or names of any dealers or agents, any discounts, commissions and other items constituting compensation from the Selling Unitholders and/or the Partnership and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such supplement to this Prospectus and, if necessary, a post-effective amendment to the Registration Statement of which this Prospectus is a part, will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the LP Units.

  Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the LP Units may not simultaneously engage in market making activities with respect to the LP Units for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Unitholders and any person participating in the distribution of the LP Units will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of the LP Units by the Selling Unitholders or any such other person.

  The Partnership has agreed to indemnify the Selling Unitholders and certain other persons against certain liabilities, including liabilities arising under the Securities Act.